Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

CEF INDUSTRIES, INC.

FIRST: The name of the corporation is CEF INDUSTRIES, INC.

SECOND: The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 201,040, divided into (1) 100,000 share of common stock of the par value of $10.00 per share; and (2) 101,040 shares of Class B 8% Cumulative Preferred Stock, $.05 par value, having the following preferences, qualifications, limitations, restrictions and special or relative rights:

1. The holders of the Class B stock are entitled to receive, when and as declared, out of the surplus or net profits of the corporation, dividends at the rate of 8 percent (8%) per annum, payable as the Board of Directors may determine, before any dividends shall be set apart for or paid upon the common stock. The dividend upon Class B stock shall be cumulative from the date of the issuance of a certificate therefore but accumulations of dividends shall not bear interest.

2. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary), the holders of the Class B stock shall be entitled to be paid the par amount of their shares and an amount equal to all dividends accumulated and unpaid thereon, whether earned or declared or not, but shall not participate in any further distribution of the surplus assets of the corporation.

3. The Class B stock shall be subject to redemption by the corporation at any time after ten years from the date of the issue thereof by the payment in cash to the holders of said shares $0.05 per share and all accrued unpaid dividends thereon; provided, however, that not less than 90 days previous to the date fixed for redemption, a notice of the time and place thereof shall be given to the holders of record at said Class B stock.

FIFTH: The name and mailing address of the incorporator is Paul E. Flaherty, Hedberg, Tobin, Flaherty & Whalen, Three First National Plaza, Suite 1950, Chicago, Illinois 60602.

SIXTH: The Board of Directors of the corporation is expressly authorized to make, alter or repeal by-laws and may alter or repeal any by-law whether adopted by them or otherwise.

SEVENTH: Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH: Individual members of the Board of Directors shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. This provision shall not eliminate or limit the liability of any director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (3) unlawful stock purchases or redemptions under section 174 of Title 8, Delaware Code; or (4) any transaction from which the director derived any improper personal benefit.

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed and that the facts stated therein are true.

DATED:	Sept. 24, 1986